Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS DIRECTOR AND SUPERVISOR BY THE CIRC

AND RESIGNATION OF SUPERVISOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 20 December 2017 in relation to, among others, the election of Mr. Yuan Changqing as a Non-executive Director of the fifth session of the board of directors of the Company (the “Board”) and the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the fifth session of the supervisory committee of the Company (the “Supervisory Committee”) at the first extraordinary general meeting 2017 (the “EGM”) of the Company held on the same day.

The Company has recently received the approval of qualification of Mr. Yuan Changqing and Mr. Luo Zhaohui issued by the China Insurance Regulatory Commission (the “CIRC”). Pursuant to the approval, the qualification of Mr. Yuan Changqing as a Non-executive Director and the qualification of Mr. Luo Zhaohui as a Non-employee Representative Supervisor have been approved by the CIRC. The term of office of each of Mr. Yuan Changqing and Mr. Luo Zhaohui commenced on 11 February 2018. With effect from the same day, Mr. Yuan Changqing began to serve as a member of the Nomination and Remuneration Committee of the fifth session of the Board. Please refer to the announcement of the Company dated 24 August 2017 and the circular of the EGM dated 3 November 2017 for the biographical details of Mr. Yuan Changqing and Mr. Luo Zhaohui.

In addition, due to adjustment of work arrangements, Ms. Xiong Junhong has, on 23 February 2018, tendered her resignation as a Non-employee Representative Supervisor of the Company. The resignation took effect on the same day.

Ms. Xiong Junhong has confirmed that she has no disagreement with the Supervisory Committee and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Ms. Xiong Junhong for her contribution to the Company during her tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Commission File Number 001-31914

Hong Kong, 25 February 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie